Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Fixed charges (a)
Interest expense	$153	$150	$302	$306
Amortization of debt issuance costs and debt discount	8	9	16	18
Portion of rental expense representative of interest	14	20	29	36

Total fixed charges	$175	$179	$347	$360

Earnings
Income (loss) before income taxes	$(41)	$(24)	$(118)	$(107)
Fixed charges per above	175	179	347	360

Total earnings	$134	$155	$229	$253

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three and six months ended June 30, 2006 and 2007 were inadequate to cover fixed charges by $41 million, $24 million, $118 million and $107 million, respectively.
(a)	Fixed charges for the six months ended June 30, 2007 excludes approximately $28 million of expense associated with the early retirement of the $400 million of senior floating rate notes due 2013.